

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 11, 2010

Joseph E. Dondanville
Senior Vice President, Chief Financial Officer
RLI Corp.
9025 North Lindbergh Drive
Peroia, IL 61615

      Re: **RLI Corp.**
                Form 10-K for Fiscal Year Ended December 31, 2009
                Filed February 24, 2010
                Definitive 14A
                Filed March 25, 2010
                Form 10-Q for the Period Ended March 31, 2010
                Filed April 26, 2010
                Form 10-Q for the Period Ended June 30, 2010
                Filed July 28, 2010
                File No. 001-09463

Dear Mr. Dondanville:

      We have completed our review of your filings and do not have any further comments at this time.

                Sincerely,

                Joel Parker
                Accounting Branch Chief